

April 7, 2017

Via E-mail
Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
10990 Wilshire Boulevard, Suite 1060
Los Angeles, CA 90024

**Re:	1st stREIT Office Inc.**
Draft Offering Statement on Form 1-A
Submitted March 13, 2017
CIK No. 0001700461

Dear Mr. Karsh:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.	Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated

September 12, 2016) or Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Questions and Answers About this Offering, page 1

Q. How do I buy shares of your common stock, page 8

3.   We note your disclosure that investors may purchase shares of your common stock on your website. Please explain why you are not required to register as a broker-dealer under Section 15(a) of the Exchange Act. Please explain how your operations and activities (including offering of securities through your website, soliciting of potential investors, handling of customer funds and securities and/or giving advice to investors) do not require broker-dealer registration and more specifically describe the activities of Direct Transfer in this offering. Please also explain how you and any associated persons are compensated for such activities.

4.   We note your disclosure that shares of your common stock may be purchased on your website and on other websites. Please revise to identify the other websites on which you may offer your shares and clarify whether these other websites are affiliated with broker-dealers.

Our Structure, page 15

5.   Please revise your ownership chart to include the ownership percentages, including the percentage of OP units that you hold.

Valuation Policies, page 18

6.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Estimated Use of Proceeds, page 56

7.   We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please revise to disclose the amount of reimbursable costs incurred to date. In addition, please clarify whether you intend to sell initially through broker-dealers in addition to your website and more specifically describe how your sponsor intends to pay any required commissions, including whether any such amounts would be reimbursable.

Conflicts of Interest and Related Party Transactions, page 77

8.   We note your disclosure that to fund your acquisition in Laumeier, certain investors of the Sponsor Funds will contribute cash into the Operating Partnership in exchange for OP Units. We further note your disclosure that the cash invested into the Operating Partnership, along with proceeds from a new mortgage loan, will be used to acquire Laumeier. Please revise your disclosure to identify the Sponsor Funds and the investors of the Sponsor Funds. In addition, as applicable, please briefly describe how the ownership of OP units by these investors will dilute your ownership in the operating partnership and reduce distributions to you.

Certain Conflict Resolution Measures, page 80

Our Policies Relating to Conflicts of Interest, page 80

9.   We note your disclosure that you may not acquire any investments from your manager, your sponsor, their officers or any of their affiliates without the approval from an independent representative. We further note your disclosure that you intend to acquire your initial property, Laumeier, from investment funds managed by your sponsor. Please revise to briefly clarify whether there was any approval or review by an independent representative with respect to the purchase of your initial property.

Investment Objectives and Strategy, page 82

10.   We note your disclosure throughout that you will acquire and manage a portfolio of commercial real estate properties and that you may also invest in other real estate-related assets. Please disclose your anticipated portfolio composition, including the percentage of assets you anticipate will be invested in real estate properties, securities in other real estate entities, and debt related to properties. Please also state the company's policy as to the amount or percentage of assets which will be invested in any specific investment. Refer to Item 13 of Form S-11.

Prior Performance Summary, page 98

11.   We note your disclosure throughout your offering statement regarding your Sponsor's "strong track record." Please revise to disclose any major adverse business developments experienced in an effort towards providing investors with a balanced and complete overview of your prior performance.

Transfer Agent and Register, page 109

12.   We note your disclosure under this heading that you will use your existing website to provide notification of the offering. Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A.

Statements of Revenues and Certain Expenses Years Ended December 31, 2015 and 2014, page
F-11

13.   Please update your audited statements of revenues and certain expenses in accordance
        with Rule 8-06 of Regulation S-X.

Appendix A:

Prior Performance Tables

14.   Please revise Appendix A such that your prior performance tables are preceded by a
        narrative introduction that cross-references the narrative summary in the text and explains
        the significance of the track record and the tables. Please refer to Industry Guide 5,
        Instruction 1 to Appendix II.

15.   We note that you have added a line item of "net change in realized and unrealized
        appreciation on investments" in Table III. Please tell us what you mean by "unrealized
        appreciation" and explain why you included this line item rather than "profit on sale of
        properties."

        You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Daniel Gordon,
Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments
on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney
at 202-551-3758 or me at 202-551-3401 with any other questions.

                                              Sincerely,

                                              /s/ Jennifer Gowetski

                                              Jennifer Gowetski
                                              Senior Counsel
                                              Office of Real Estate and
                                              Commodities